September 12, 2018

Anabelle L. Chua
Chief Financial Officer
PLDT Inc.
Ramon Cojuangco Building
Makati Avenue
Makati City, Philippines

       Re: PLDT Inc.
           Form 20-F for the Fiscal Year Ended December 31, 2017
           Filed April 5, 2018
           File No. 001-03006

Dear Ms. Chua:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Management's Financial Review, page 48

1. Please revise your non-GAAP reconciliations to begin with the IFRS financial measure versus the non-IFRS measure. We refer to Question 102.10 of the updated Compliance and Disclosure Interpretation Guidance on non-GAAP measures.
Item 5. Operating and Financial Review and Prospects
Expenses, page 63

2. Please explain the underlying reasons why the provisions for doubtful accounts and
 Anabelle L. Chua
PLDT Inc.
September 12, 2018
Page 2
         inventory obsolescence decreased by 73% or Php6,004.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Terry
French, Accounting Branch Chief at 202-551-3828 with any questions.



FirstName LastNameAnabelle L. Chua                        Sincerely,
Comapany NamePLDT Inc.
                                                          Division of
Corporation Finance
September 12, 2018 Page 2                                 Office of
Telecommunications
FirstName LastName